Exhibit 12.1
VECTOR GROUP LTD.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands, Except Ratios)
(Unaudited)

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Earnings as defined:
Pre-tax (loss) income	$(7,007)	$35,756	$126,429	$107,705	$82,279	$60,720	53,806
Distributions from investees	7,243	931	24,793	7,152	6,568	6,262	21,467
Interest expense	37,650	21,026	111,272	96,236	146,787	147,084	132,538
(Income) loss in equity of affiliate	(10,052)	2,178	(2,446)	680	(7,243)	(26,051)	(30,028)
Interest portion of rental expense (1)	2,575	2,059	9,079	8,149	7,505	2,174	1,367
Total earnings	$30,409	$61,950	$269,127	$219,922	$235,896	$190,189	179,150
Fixed charges as defined:
Interest expense	$37,650	$21,026	$111,272	$96,236	$146,787	$147,084	132,538
Interest portion of rent expense (1)	2,575	2,059	9,079	8,149	7,505	2,174	1,367
Total fixed charges	$40,225	$23,085	$120,351	$104,385	$154,292	$149,258	133,905
Ratio of earnings to fixed charges	0.76	2.68	2.24	2.11	1.53	1.27	1.34

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(1) One third of rent expense is the portion deemed representative of the interest factor.